FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of November, 2002

                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes             No X
                                     ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______


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                                EXPLANATORY NOTE

PURPOSE OF FILING

The purpose of this report is to report the application for listing by the Registrant of 1,250,000 additional ordinary shares on the Alternative Investment Market of the London Stock Exchange.


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Friday 22nd  November 2002



                                  VI GROUP PLC

                       LISTING OF ADDITIONAL SHARE CAPITAL


VI Group plc ("VI"), one of the leading suppliers of CAD/CAM software to the mould and die sector, announces today that an application has been made for 1,250,000 new ordinary shares to be admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange. The new shares were allotted as part of the consideration for the purchase of the Machining Strategist business from NC Graphics (Cambridge) Ltd., as announced on 30 September 2002. The purchase consideration included 250,000 in new ordinary shares of VI at 20p per share. Dealings are expected to commence on Monday 25 November 2002. Under the terms of the Sale and Purchase Agreement, the shares are subject to a lock in period of 18 months from the date of completion.

                                    - Ends -


For further information:


Peter Wharton, Finance Director                              Tel:  01453 732 900


VI  Group  plc

Paul Downes / Dominic Barretto
Merlin Financial                                             Tel: 020 7606 1244


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     VI GROUP PLC

                                     By /s/Elliot I. Miller
                                        ----------------------------------
                                           Elliot I. Miller
                                           Director and Deputy Chairman
                                           of VI Group plc


Date:  November 27, 2002


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